

Mail Stop 3010

March 24, 2010

Jeffrey H. Fisher
Chief Executive Officer
Chatham Lodging Trust
50 Cocoanut Row, Suite 200
Palm Beach, FL 33480

> **Re: Chatham Lodging Trust**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed March 10, 2010**
> **File No. 333-162889**

Dear Mr. Fisher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your disclosure to describe how you have determined that the potential hotel acquisitions you are actively reviewing having an "aggregate transaction value in excess of $145 million."

Business, page 42

2.   We note that you have entered into a non-binding letter of intent to purchase four properties for $61 million. Please tell us how you have determined that the

purchase of these four properties is not probable given the fact that it appears that you have negotiated a purchase price and that the properties are material to an investor's decision.

Note 4. Related Party Transactions, page F-6

3.   We note that the amount due Jeffrey Fisher for reimbursement of organizational and offering costs and earnest money deposits as of December 31, 2009 is approximately $3.4 million. Please tell us why these amounts have not been recorded in your financial statements. We refer by analogy to SAB Topic 5:D and 5:T.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-11

4.   Please tell us why you have made a pro forma adjustment for Mr. Morales' relocation expenses, when there does not appear to be a continuing impact from this expense. Refer to Rule 11-02(b)(6) of Regulation S-X.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: David C. Wright, Esq.
        Hunton & Williams LLP *(via facsimile)*